

CM

4/14

SECUR 06006588 SSION

Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III Ⓐ

SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2006
WASH. D.C.
213 SECTION

| SEC FILE NUMBER |
|---|
| 8- 87543 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01 /01 /05___ AND ENDING ___12 /31 /05___
                                               MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TREVOR COLE REID - MONROE Inc

| OFFICIAL USE ONLY |
|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
|---|

515 MADISON AVE            SUITE 50
                          (No. and Street)

NEW YORK            NY            10022
    (City)                 (State)           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___PHILIP AGWIM___          212 371 - 3933
                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN P COMPARATO CPA PC
                       (Name – if individual, state last, first, middle name)

PO BOX 588      STONY BROOK      NY      11790
  (Address)                (City)            (State)         (Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 24 2006 E

THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



# OATH OR AFFIRMATION

I, _____ _LESLIE AGISIM_ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _TREVOR COLE REID • MONROE_ , as of _DECEMBER_ _31_ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

PHILIP AGISIM
Notary Public, State of New York
No. 31-4959915
Qualified in New York County
Commission Expires Dec. 18, 199?

_____
Signature

_PRESIDENT_
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TREVOR, COLE, REID & MONROE

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2005

# TREVOR, COLE, REID & MONROE, INC.

## INDEX

## DECEMBER 31, 2005



JOHN P. COMPARATO C.P.A., P.C.

February 9, 2006

To the Board of Directors
Trevor, Cole, Reid & Monroe, Inc.
New York, NY

We have audited the accompanying statements of financial condition of Trevor, Cole, Reid &
Monroe, Inc. as of December 31, 2005, and the related statements of income, stockholder's equity
and cash flows for the year then ended. These financial statements are the responsibility of the
company's management. Our responsibility is to express an opinion on these financial statements
based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those
standards require that we plan and perform the audit to obtain reasonable assurance about whether
the financial statements are free of material misstatement. An audit includes examining, on a test
basis, evidence supporting the amounts and disclosures in the financial statements. An audit also
includes assessing the accounting principals used and significant estimates made by management,
as well as evaluating the overall financial statement presentation. We believe that our audit
provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with
generally accepted accounting principals, the financial position of Trevor, Cole, Reid & Monroe,
Inc. as of December 31, 2005, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements,
taken as a whole of Trevor, Cole, Reid & Monroe, Inc. The supplementary information is
presented for purposes of additional analysis and is not a required part of the basic financial
statements, but is supplementary information required by Rule 17a-5 of the Securities and
Exchange Commission. Such information has been subjected to the auditing procedures applied
in the examination of the basic financial statements and, in our opinion, is fairly stated in all
material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

# TREVOR, COLE, REID & MONROE, INC.

## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2005

## ASSETS

**CURRENT ASSETS**

| | |
|---|---|
| Cash | $ 24,256 |
| Due from Affiliate | 1,194 |

**Total Assets**  $ 25,450

## LIABILITIES AND STOCKHOLDER'S EQUITY

**CURRENT LIABILITIES**

| | |
|---|---|
| Commissions Payable | $ 400 |
| Accrued Expenses | 450 |
| | 850 |

**STOCKHOLDER'S EQUITY**

| | |
|---|---|
| Common Stock | 9,800 |
| Additional Paid-In Capital | 48,245 |
| Retained Earnings (Deficit) | <33,445> |

**TOTAL STOCKHOLDER'S EQUITY**  24,600

**TOTAL LIABILITIES & STOCKHOLDER'S EQUITY**  $ 25,450

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS

# TREVOR, COLE, REID & MONROE, INC.

## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---:|
| **REVENUE** | $ 19,223 |
| | ------------ |
| | |
| **EXPENSES** | |
| SEC Fees | 3,275 |
| Commissions | 3,555 |
| Professional Fees | 8,300 |
| Insurance | 734 |
| Travel | 2,426 |
| Other | 686 |
| | ------------ |
| **TOTAL EXPENSES** | 18,976 |
| | ------------ |
| **NET INCOME <LOSS> BEFORE PROVISION TAXES** | 247 |
| | |
| **PROVISION FOR TAXES** | <450> |
| | ------------ |
| **NET INCOME <LOSS>** | $    <203> |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

# TREVOR, COLE, REID & MONROE, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2005

|  | Common Stock | Additional Paid-In Capital | Retained Earnings <Deficit> |
|---|---|---|---|
| Balance, January 1, 2005 | $ 9,800 | $ 48,245 | $<33,242> |
| Net Income < Loss > | -- | -- | < 203> |
| Balance, January 31, 2005 | $ 9,800 | $ 48,245 | $<33,445> |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

4

# TREVOR, COLE, REID & MONROE, INC.

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income < Loss > | $ < 203 > |
| | |
| Changes in Operating Assets and Liabilities: | |
| Decrease in Commissions Receivables | 2,248 |
| Decrease in Clearing Deposit | 25,000 |
| Due from Affiliate | <1,085> |
| | ------------ |
| **NET CASH INCREASE BY OPERATING ACTIVITIES** | 25,960 |
| | |
| **CASH FLOWS PROVIDED FROM FINANCING ACTIVITIES** | -- |
| | ------------ |
| **NET INCREASE IN CASH** | 25,960 |
| | |
| **CASH AT BEGINNING OF YEAR** | < 1,704> |
| | ------------ |
| **CASH AT END OF YEAR** | 24,256 |
| | ====== |

## NOTE 1 – GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Trevor, Cole, Reid & Monroe ( the "Company") is registered as a broker and dealer in securities under the Securities Exchange Act of 1934.

The Company clears all of it's transactions through one security clearing firm. The company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses another firm for security clearing.

Securities transactions and related revenues are recorded in the financial statements on a settlement-date basis: however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

## NOTE 2 – NET CAPITAL REQUIREMENTS

The company is subject to the securities and exchange commissions uniform net capital rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $ 23,406 which was $ 18,406 in excess of the amount required. The company's net capital ratio was .04 to 1.

## NOTE 3 – FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

As a securities broker dealer, the Company is engaged in various trading and brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of the transaction.

# TREVOR, COLE, REID & MONROE, INC.

## COMPUTATION OF THE NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
### AS OF DECEMBER 31, 2005

**NET CAPITAL**

| | |
|---|---:|
| Total Ownership Equity | $ 24,600 |

Add:

| | |
|---|---:|
| Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital | 0 |
| Other (Deductions) or Allowable Credits | 0 |

**Total Capital and Allowable Subordinated Liabilities**

| | |
|---|---:|
| Deductions and / or Charges: | |
| Non-allowable Assets | 1,194 |
| Net Capital Before Haircuts on Securities Positions | 23,406 |
| Haircuts on Securities Positions | 0 |
| **Net Capital** | 23,406 |

**AGGREGATE INDEBTEDNESS**

| | |
|---|---:|
| Commissions Payable and Accrued Liabilities | 850 |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | |
|---|---:|
| Minimum Net Capital Required | 5,000 |
| Excess Net Capital @ 1000% | 23,366 |
| Ratio: Aggregate Indebtedness to Net Capital | .04 to 1 |

There is no substantial difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2005 Focus Part IIA filing.

7



JOHN P. COMPARATO C.P.A., P.C.

P.O. Box 588 ▪ Stony Brook, NY 11790
631.689.0400 ▪ 631.689.2877 Fax

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Trevor, Cole, Reid & Monroe, Inc.

We have examined the financial statements of Trevor, Cole, Reid & Monroe Inc. for the year ended December 31, 2005 and have issued our report therein dated February 9, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required be generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedure followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 of in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may never the less occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions of the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Trevor, Cole, Reid & Monroe, Inc. as a whole. However, our study and evaluation disclosed no condition that we believed to be material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that that Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used to other purpose.

John F Compant